

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 30, 2018

Michael T. Redman
Chief Executive Officer
Oncolix, Inc.
14405 Walters Road, Suite 780
Houston, Texas 77014

> **Re: Oncolix, Inc.**
> **Amendment No. 1 to Registration Statement on Form S-1**
> **Filed January 19, 2018**
> **File No. 333-222159**

Dear Mr. Redman:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Amendment No. 1 to Registration Statement on Form S-1

Management, page 58

1.   Please update your executive and director compensation disclosure to provide the information required by Item 402 of Regulation S-K as of December 31, 2017, the date of your most recently completed fiscal year. For guidance, refer to Question 117.05 of our Regulation S-K Compliance and Disclosure Interpretations, available at http://www.sec.gov/divisions/corpfin/guidance/regs-kinterp.htm.

General

2.   We note your revised disclosure indicates that the conversion price of the Convertible
        Notes was established on November 30, 2017 at a fixed price of $0.0545 per share.
        However, the capitalized term Registration Statement in Section 4(c) of the Note as
        defined in the Registration Rights Agreement, dated as of August 3, 2017, does not refer
        solely to the initial registration statement for these securities. In a phone conversation
        with the staff, counsel indicated that it was the intent of all parties involved to set the
        conversion price of the Convertible Notes on the effective date of the initial registration
        statement. Please revise your disclosure to clarify any ambiguity regarding the
        conversion price of the Convertible Notes.

        Please contact Ada D. Sarmento at 202-551-3798 or Irene Paik at 202-551-6553 with
any questions.

                                                        Division of Corporation Finance
                                                        Office of Healthcare & Insurance

cc: Thomas C. Pritchard, Esq.